

September 20, 2013

Via E-mail
Mr. Stephen P. Gottesfield
Executive Vice President
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

> Re: **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed July 26, 2013**
> **File No. 001-31240**

Dear Mr. Gottesfield:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

All-In Sustaining Costs, page 70

1. We reviewed your response to our prior comment 1, noting your explanations of various adjustment made to arrive at all-in sustaining costs. We also note from your response your methodology for determining certain adjustments that are not clearly derived from your financial statements (i.e. remediation costs and sustaining capital). To improve a reader's understanding of the measure and pursuant to Item 10(e)(1)(i)(C) of Regulation

S-K, please confirm you will expand your disclosure in future filings to include information related to the adjustments made to arrive at all-in sustaining costs and the related methodology for deriving such information. Please provide us with draft disclosure of your planned changes.

2. We note you compute your non-GAAP measure by deducting by-product copper sales. We believe the reduction for by-product revenues is not appropriate because it distorts your actual production costs. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs; however, you should consider describing that in a manner so as to avoid presenting the non-GAAP measure net of these revenues. We believe the impact of by-product revenues can be described textually in a manner that investors can understand without including them in your non-GAAP measure. Please confirm you will modify your disclosure in future filings as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director